Exhibit 99.1

2Q20 Earnings Release

August 11th, 2020

investors.stone.co

StoneCo Reports Second Quarter 2020 Financial Results

George Town, Grand Cayman, August 11, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its second quarter ended June 30, 2020.

To our shareholders:

"As the world continues to face the public health and economic challenges caused by the COVID-19 crisis, Stone remains focused on our mission – and we continue to find ways to help merchants to thrive through the offering of best-in-class service and products delivered by an amazing and talented team of hard-working people who always put our clients at the center of everything we do.

Our Business is Strong and Fairly Resilient

In the second quarter of 2020, our business began to rebound and return to pre-COVID levels across all of our business lines. We gained an incremental R$500 million in TPV in the quarter and our year-over-year growth rates improved each month – culminating in nearly 47% growth in June and 129% growth in July. Our HUB volumes and client net adds are re-accelerating and we were able to maintain our normalized take rates and Net Margin relatively flat at 1.77% and 22.5%, respectively. As a result, our free cash flow was strong, improving by R$264 million over 1Q20. Throughout the quarter, we have also maintained our high-quality level of customer service – which is even more important and differentiated in a crisis.

Strong Performance in Digital Commerce

Not surprisingly, the strongest performing part of our business was in Digital Commerce, where we have made significant investments over the past 12 months. This strategy has served us well during the crisis. Our online TPV grew 80% year-over-year in 2Q20 and continues to trend favorably - with over 94% growth in July 2020 (excluding the favorable, but likely temporary impact of Coronavoucher). Our eCommerce revenues from SMBs have grown nearly 100% since the beginning of the year driven by the mix shift from physical storefront sales to eCommerce, which we have helped our clients manage. Similarly, our software investments have performed very well. Our software revenues reached an annualized run-rate of over R$100mm in 2Q20, driven by a 126% increase in our software client base since the beginning of the year – which is now 305,000 clients strong.

HUBs and Integrated Financial Platform (ABC) Are Rebounding

Our HUBs and ABC Platform solutions have also rebounded. 42% of our HUB personnel are back to the front line, with daily routes and presence in the hubs and our HUB TPV began to rebound in May and June – and growing 9% above pre-COVID levels in July 2020. Our Net Client adds are trending the same way across the company and 67,000 of our clients now boarded on our ABC platform (up from 45,000 in April 2020). In our Digital Banking and Credit business, we have also seen significant traction. Our Digital Accounts reached 248,000 in the 2Q, growing over 100% from 1Q20. Digital Banking revenue increased throughout the quarter and grew 3.4x in July 2020 as our account growth began to translate into material transactions. Our credit portfolio also continues to scale with discipline. Our credit portfolio grew 48% in 2Q20 (vs 1Q) to R$491 million driven by a 51% increase in credit clients, but our delinquency rates are trending downwards as we implemented a more conservative credit policy during COVID.

Reinvesting in the Business

Given the strong re-acceleration of our business, we are intensifying investments, having begun to hire new employees in July and continued to invest behind our software, banking and credit initiatives.

Looking Ahead

Despite the tough challenges that we have all experienced over the past few months, we remain focused on our strategic priorities of expanding and consolidating our presence in the SMB market, becoming the main financial platform for our clients and investing in great solutions to help SMBs manage their businesses, grow and sell online.

We remain grateful to all Stone team members for their strong continued performance during these past few months and to all of our clients who have shown courage and perseverance during the crisis. While there is still a lot of work to be done in helping Brazil recover, we believe the future is bright and are excited to continue in our mission."

Thiago Piau, CEO

Operating and Financial Highlights 2Q20

Total Payment Volume (TPV) R$ 38.1 BN up 27.9% year over year, despite COVID-19 effects and with accelerating pace throughout the months	Take rate 1.67% Or 1.77% excluding Coronavoucher and COVID-19 related incentives

Total Revenue and Income R$667.4 MM An increase of 13.8% year over year. Excluding Other Financial Income, primarily interest on cash, revenue grew 15.5% y/y

Active Client Base (ex-TON) of

519.4 K

Total Active Clients were 519.4 thousand (excluding TON), an increase of 48.6% year over year, with net addition (excluding TON) of -11.9 thousand in the quarter affected by COVID-19 effects from the second half of March. Recent numbers indicate a significant client base growth for the third quarter of 2020.

Adjusted Pre-tax Margin 29.9% higher than management's perspective of between 20% and 24% provided in the last earnings call	Adjusted Net Income R$ 150. MM with 22.5% Adjusted Net Margin, despite COVID-19 impact of R$33.5 mm pre-tax[1]

Net Income R$ 123.6 MM higher than management's perspective of between 20% and 24% provided in the last earnings call	Adjusted EPS (diluted) R$ 0.54 per share

EPS (basic) R$ 0.46 per share	Adjusted Free Cash Flow R$ 141.4 MM

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1 Consists of incentives given to clients, the construction of a campaign hospital and severance costs related to the layoff of 1,300 people in May. Does not include COVID-19 impact on TPV.

Developments Related to COVID-19 Outbreak

Update on COVID-19 business-related trends

We are living unprecedented times with the COVID-19 outbreak. This crisis, which intensified over the course of March and resulted in social distancing and store lockdown policies throughout the country, led many clients to be forced to end their businesses or close their stores temporarily, affecting the whole economy as well as our business. Since the intensification of the pandemic happened in March, the second quarter was the most impacted quarter for businesses and the society.

Still, we were able to report solid results for the quarter and the recovery we are seeing so far is very positive. Since April, we have seen continued recovery in our transacted volumes, with TPV growing 9.1% year over year in April, 27.2% in May and 46.8% in June, resulting in a year over year growth of 27.9% in the quarter to R$38.1 billion. Compared to the prior quarter, we were able to add almost half a billion reais, proving our strong resilience even in the worst of times. In July, growth accelerated even further to 128.8% year over year, with strong contribution from Coronavoucher.

To help the population, the government distributed a financial aid, named "Coronavoucher" targeting the most vulnerable part of the population as autonomous and informal workers and people without income, to help them through the crisis. As an acquirer, Stone can take part in Coronavoucher transactions mainly through its Integrated Partners, benefitting from Coronavoucher volumes, which although being a debit-like transaction and having lower take rates, yield good revenue results. Stone transacted R$2.0 billion in Coronavoucher in the second quarter of 2020 and R$9.3 billion in July. Excluding Coronavoucher, Stone's TPV still grew a strong 21.1% in the second quarter, with increased growth every month through July, which presented already higher growth rates than our 1Q20 (42.4% vs. 42.1%).

Currently, both our clients in the hubs, as well as our digital clients and Integrated Partners already present TPV above what they reported in the first half of March (pre-COVID levels). In the second half of July, TPV was 46% above pre-COVID volumes and 11% higher excluding Coronavoucher. In the hubs, TPV was 9% higher.

The pandemic and store closure policies also had an immediate effect in our client base as clients had to close their stores at once. As we report our active client base on a 90-day basis2, we are currently seeing in June numbers the effect of stores who had to close in March but have not returned to operation yet. This resulted in our 11.9 thousand reduction in active client base (excluding TON) quarter over quarter. However, we already see continued upward trend in this number in July, as seen on chart 3 below, which indicates strong numbers for the third quarter of 2020.

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2 Clients that have transacted at least once over the preceding 90 days

Chart 3: StoneCo client base evolution (90 days)

Concerning our operation, with the reopening of businesses in many cities, we currently have approximately 42% of our salespeople back on the streets. We are constantly monitoring the situation in every city and allowing people to go back as they feel safe and we see an improved condition in the city.

Also, as we have seen a faster recovery than we previously anticipated and an encouraging performance in our hubs, we have already started to hire back people to take part of our team, while maintaining our productivity levels high.

COVID-19 estimated financial impacts to our business in the second quarter

In the second quarter, we had some impacts from COVID-19 related decisions in our Company that directly affected our results.

We estimate that these effects contributed to a negative impact of R$33.5 million to our results in the second quarter of 2020. This includes: (i) R$15.2 million from severance costs related to the reduction in our workforce by 1,300 people in May, (ii) R$13.3 million resulting from COVID-19-related financial relief offered to clients, both in the form of subscription incentives as well as prepayment discounts and (iii) R$5.0 million in the construction of a COVID-19 campaign hospital. The R$33.5 million does not include the impact from lower transaction volumes.

Management Perspective given for the Second Quarter 2020 and expectations for the Third Quarter 2020

Last quarter, we gave our management perspective on adjusted pre-tax margin in light of the level of uncertainty caused by the COVID-19 pandemic. At the time, we expected that our adjusted pre-tax margin would be between 20% and 24% in the quarter.

As a result of a better environment than we outlined at the time, we were able to deliver an adjusted pre-tax margin of 29.9% in the quarter.

Table 1: Profit before Income Taxes Bridge

Profit before Income Taxes Bridge	2Q20	% Rev.
Profit before income taxes	159.8	24.0%
Share-based compensation expenses (a)	37.8	5.7%
Amortization of fair value adjustment (b)	3.4	0.5%
Fair Value adjustments of assets whose control was acquired (c)	(3.0)	(0.4%)
Other expenses (d)	1.7	0.3%
Adjusted profit before income taxes	199.9	29.9%

(a) Consists of expenses related to the vesting of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked to fair value upon the date control was acquired.

(d) Consists of the fair value adjustment related to associates call option.

For the third quarter, we expect to see strong recovery in our number of net addition of clients, as the strong impact from mid-March was already reflected in the second quarter numbers, and our active client base is trending upwards as seen on chart 3 above.

We also expect significant improvement in our operating leverage through the rest of the year

Update on Our Strategy Roadmap in 2Q20

Financial Platform - Payments, Banking, Credit

Despite the effects from COVID-19 throughout the second quarter of 2020, we were able to report solid performance in our acquiring business. TPV year over year growth accelerated every month since April resulting in a 27.9% growth in the quarter and an almost half a billion reais increase compared to the previous quarter. Our client base (excluding TON), on the other hand, reduced by 11.9 thousand clients to 519.4 thousand on a quarterly basis, since we report active clients as clients that have transacted at least once over the preceding 90 days. Thus, this active base reduction reflects the lagged impacts from both client mortality and clients that have stayed closed since the beginning of the pandemic. However, we already expect strong net adds number for the third quarter of 2020. Our reported take rate was 1.67% or 1.77% when we exclude Coronavoucher volumes and the effect from COVID-19 financial relief given to clients. In the hubs, take rate was 6% up in the quarter, as we are beginning to cross-sell new solutions to our clients.

Our banking solution, launched in October 2019, is evolving fast and with increased growth pace through the pandemic. We ended the quarter with 248,000 open accounts, double the previous quarter. In July, we further expanded the number of open accounts reaching 285,000. We have also been able to increase engagement with the number of transactions increasing by almost 2x quarter over quarter and almost one fourth of our clients liquidating directly in their Stone account. The Stone prepaid card has also shown very strong traction with TPV growing over 110% in the second quarter.

Chart 4: Banking Number of Accounts (Thousand)

A strong characteristic of our DNA is that everything we do as a product for our SMB clients, we want to do as a service for our larger clients and partners. With that in mind, our banking platform focuses on two fronts. First, we offer banking services to our SMB clients, improving their financial lives and offering them a single point of contact for them to solve their problems. Second, as we did with acquiring in the past, we offer our banking platform as a service for partners to connect, where they can use our technology and APIs to offer banking services to their clients. Both strategies have been performing well, adding value to both types of clients. As a result of the initial traction from our banking-as-a-service strategy, our banking Revenue has multiplied by 3.4x month over month in July and the number of transactions multiplied by 5x compared to June.

Finally, the number of clients in our ABC platform increased to 67,000 in July compared to 45,000 in April as we further convert clients from our banking-only platform to our integrated platform and onboard new clients with the ABC.

Regarding credit, we continue to evolve our product and credit scoring. We ended the quarter with 46,600 clients with our credit solution compared to 30,900 in the previous quarter and our credit portfolio accelerated to R$491 million, compared to R$332 million in the first quarter. In July, our offering evolved further to 56,100 clients and R$626 million outstanding balance.

We see our new cohorts coming in healthy, already presenting lower delinquency rates than previous ones as well as higher ROAs. Our portfolio delinquency is trending down and is currently at mid-single digit levels. Our portfolio is very diversified, with the top 100 clients representing only 2% of the total outstanding balance. Also, we see that, over 40% of our outstanding balance refer to clients that successfully paid in full and are now renewing their credit balances with us, so they already have credit history with Stone. Finally, over 60% comes from clients from over 1,600 cities outside the state capitals, with geographic diversification in our base through all Brazilian States.

Our Online Business - Acquiring, Payment Service Provider (PSP), Gateway and other solutions to help clients go online

The online trend accelerated over the lockdown period as many stores were obliged to close down physically during the pandemic and clients increased the demand for online channels. This accelerated trend resulted in strong growth of our online business, with total volumes processed by Stone in non-present card transactions 763.7% higher in July year over year and 94.3% higher excluding Coronavoucher.

We count with a wide range of solutions for digital clients, serving from social sellers to large marketplaces. We saw strong revenue growth coming from the digitization of SMBs, with SMB ecommerce revenues accelerating through July and more than doubling since the start of the year, as shown on chart 7 below.

Chart 7: Total Online SMB Revenue
(Jan-20 Indexed to 100)

Overall, the combination of our Integrated Partners and Digital clients increased from 41% of total volumes in the first quarter of 2020, to 51% in the second quarter, driven by both the acceleration of the online trend leading to the strong performance of our online business, as well as strong volumes from Coronavoucher. The latter contributed with R$2.0 billion in volumes in the second quarter of 2020 and with R$9.3 billion in July.

Besides payments, we recently started to offer different solutions to our clients to help them make this transition to the online world. The Compre Local product, where clients can announce their businesses and be found by local people from their neighborhoods has over 30,000 clients and helped clients through the pandemic. We also offer our clients different software solutions to help them go online, by either helping them with social media management, advertising in marketplaces or establishing an online presence.

We believe we are on the right path for digitization of SMB merchants in Brazil, by offering them seamless payment solutions, as well as other solutions such as software to help them establish their presence online.

Software and additional solutions to SMBs

In software, we continue to evolve in our two-fold strategy of (i) integrating some of our software solutions into our core SMB operations and distribution model, and (ii) enabling our invested companies to integrate financial products into their offerings to provide software and payments integrated solutions.

In the second quarter of 2020, we advanced in building our ecosystem of software solutions for SMBs, reaching a total of 11 portfolio companies. This contributed to a total software client base of 283,000 by the end of the second quarter of 2020, 83% growth compared to first quarter of 2020, with client organic growth coming from different segments, but most notably from software companies aimed at helping clients to sell online, a trend that accelerated through recent months. In July, the total number of software clients grew organically reaching 305,000 thousand, 8% growth compared to the previous month.

Chart 8: Number of Software Clients
(Thousand)

As we advance in integrating our financial platform into our invested companies' products, these companies can provide a more complete offering to their clients while we benefit from their distribution channels and sales capabilities to increase our financial solution penetration in their base. Also, they can count on referrals from our team, to penetrate their software solutions into Stone's base of clients.

As an example, VHSys, a software company we invested in April 2019, is fully integrated with our acquiring and banking solutions, resulting in strong cross-selling opportunities for our ABC platform. At the same time, Stone refers clients to VHSys to whom they can offer their software solution.

Finally, our annualized pro-forma software revenue reached over R$100 million in the second quarter of 2020, considering 100% of revenue from all our portfolio companies. We will continue investing both in new companies and in our existing portfolio companies, focusing on expanding and consolidating our presence in the SMB software market and facilitating our clients' lives through simple-to-use software solutions, that help them better manage their businesses and grow more.

TON - "Se liga no TON"

We are resuming our marketing investments in TON as we see continued improvement in the current environment. We believe that we are also on the right direction in achieving the LTV/CAC ratio required to scale the business faster.

TON ended the second quarter with 35.2 thousand active clients3 compared to 23.2 thousand in the first quarter, representing a 12.0 thousand net addition of clients in the period.

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3 Clients that transacted at least once in the last 12 months.

Operating and Financial Metrics

Table 2: Operating and Financial Metrics

Main Operating and Financial Metrics	2Q20	2Q19	Δ	1H20	1H19	Δ
TPV (R$ billions)	38.1	29.8	27.9%	75.7	56.2	34.6%
Active Clients (ex-TON) (thousands)	519.4	349.5	48.6%	519.4	349.5	48.6%
Period Net Additions (ex-TON) (thousands)	(11.9)	43.9	(127.1%)	38.6	81.6	(52.7%)
Take Rate	1.67%	1.85%	(0.18 p.p.)	1.74%	1.85%	(0.11 p.p.)
Total Revenue and Income (R$ millions)	667.4	586.2	13.8%	1,384.1	1,122.0	23.4%
Adjusted Net Income (R$ millions)	150.3	194.0	(22.5%)	312.6	380.3	(17.8%)
Adjusted diluted EPS	0.54	0.69	(21.0%)	1.12	1.35	(16.9%)

The Brazilian economy was strongly hit by the COVID-19 pandemic in the second quarter. Still, we were able to deliver solid results, with strong TPV recovery and accelerating year over year growth every month, which was supported by the gradual economic recovery as well as by our diversified client base and complete focus on helping our clients.

Active client base

In the second quarter of 2020, we reached an active client base4 of 519.4 thousand, or a 48.6% growth year over year. Our client base compared to the prior quarter decreased by 11.9 thousand as a result of the COVID-19 effect on our client base from the second half of March. Since the active clients metric is a lagged metric defined by clients that have transacted at least once over the preceding 90 days, the immediate impact from client mortality and temporary store closures from the beginning of the crisis is reflected in our June numbers. However, as we see on chart 3 in the "Update on COVID-19 business-related trends" section, our active client base as we report it, is already on positive trend, and we expect strong net addition figures for the third quarter of 2020 already.

Chart 9: Active Client Base (Excludes TON/Stone Mais)5

    (Thousands)

Client base in TON6 reached 35.2 thousand clients in the second quarter of 2020, over 51% higher than the previous quarter, adding 12.0 thousand clients.

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4 Excludes TON clients.

5 Active clients mean clients that have transacted at least once over the preceding 90 days.

6 For clients of TON, Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months.

Take rate

Our reported Take Rate was 1.67% in the second quarter of 2020. Excluding the effect from Coronavoucher volumes, which are debit-like transactions and have lower take rate, as well as COVID-19-related financial relief given to clients, our take rate was 1.77%, 4 bps below the previous quarter, which is mostly explained by stronger volumes from Integrated Partners and Digital clients, stronger mix of debit over credit and lower prepayment penetration over credit TPV compared to the prior quarter.

Compared to the second quarter of 2019, the decrease in take rate is mostly explained by the COVID-19-related factors mentioned above for the quarterly comparison, as well as stronger volumes from Integrated Partners and Digital clients, higher debit over credit TPV mix and lower base rate impacting our prepayment prices for larger clients.

In the hubs, take rate increased 6% quarter over quarter as we have been succeeding in cross selling our new solutions to our base.

Chart 10: Evolution of Take Rate7

TPV

Total Payment Volume (TPV) was R$38.1 billion, up 27.9% year over year in the second quarter of 2020 compared to the prior year period. Except for São Paulo and Rio de Janeiro, where the impacts from COVID-19 were most severe, all Brazilian States presented positive year over year TPV growth in the quarter, which reinforces the geographic diversification of our business as one positive catalyst of our solid performance amid the COVID-19 crisis.

Our TPV is showing a positive growth trend on a monthly basis since the outbreak started as we are seeing a faster recovery than expected. Our May TPV year over year growth accelerated to 27.2% compared to 9.1% in April, and further expanded to 46.8% in June and 128.8% in July. Excluding the impact from Coronavoucher, our TPV growth in the second quarter of 2020 was 21.1%, with accelerating year over year growth every month.

The recovery in volumes is coming both from our SMB clients in the hubs, as well as from our integrated partners and digital clients, as all of them already present TPV above pre-COVID-19 levels.

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7 According to IFRS 15, subscription revenue is accounted for over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised upwards in 3Q19, contributing positively 3 bps to 3Q19 take rate of 1.91% compared with 2Q19.

Table 3: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	2Q20	% Rev.	2Q19	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	227.5	34.1%	177.3	30.2%	28.3%	3.8 p.p.
Net revenue from subscription services and equipment rental	80.4	12.1%	74.6	12.7%	7.8%	(0.7 p.p.)
Financial income	326.6	48.9%	297.2	50.7%	9.9%	(1.8 p.p.)
Other financial income	32.9	4.9%	37.1	6.3%	(11.4%)	(1.4 p.p.)
Total revenue and income	667.4	100.0%	586.2	100.0%	13.8%	0.0 p.p.
Cost of services	(198.7)	(29.8%)	(100.8)	(17.2%)	97.2%	(12.6 p.p.)
Administrative expenses	(89.9)	(13.5%)	(77.4)	(13.2%)	16.2%	(0.3 p.p.)
Selling expenses	(114.7)	(17.2%)	(87.3)	(14.9%)	31.4%	(2.3 p.p.)
Financial expenses, net	(62.6)	(9.4%)	(78.8)	(13.4%)	(20.5%)	4.1 p.p.
Other operating expenses, net	(40.1)	(6.0%)	(32.3)	(5.5%)	24.0%	(0.5 p.p.)
Loss on investment in associates	(1.5)	(0.2%)	(0.5)	(0.1%)	190.9%	(0.1 p.p.)
Profit before income taxes	159.8	24.0%	209.1	35.7%	(23.6%)	(11.7 p.p.)
Income tax and social contribution	(36.2)	(5.4%)	(37.3)	(6.4%)	(2.8%)	0.9 p.p.
Net income for the period	123.6	18.5%	171.9	29.3%	(28.1%)	(10.8 p.p.)

Adjusted Net Income	150.3	22.5%	194.0	33.1%	(22.5%)	(10.6 p.p.)

Table 4: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	1H20	% Rev.	1H19	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	454.8	32.9%	346.0	30.8%	31.4%	2.0 p.p.
Net revenue from subscription services and equipment rental	173.6	12.5%	145.8	13.0%	19.1%	(0.5 p.p.)
Financial income	685.9	49.6%	548.6	48.9%	25.0%	0.7 p.p.
Other financial income	69.9	5.0%	81.5	7.3%	(14.3%)	(2.2 p.p.)
Total revenue and income	1,384.1	100.0%	1,122.0	100.0%	23.4%	0.0 p.p.
Cost of services	(348.7)	(25.2%)	(186.2)	(16.6%)	87.3%	(8.6 p.p.)
Administrative expenses	(163.9)	(11.8%)	(142.1)	(12.7%)	15.3%	0.8 p.p.
Selling expenses	(226.5)	(16.4%)	(150.0)	(13.4%)	51.0%	(3.0 p.p.)
Financial expenses, net	(211.0)	(15.2%)	(145.4)	(13.0%)	45.1%	(2.3 p.p.)
Other operating expenses, net	(43.6)	(3.1%)	(43.8)	(3.9%)	(0.5%)	0.8 p.p.
Loss on investment in associates	(2.8)	(0.2%)	(0.5)	(0.0%)	432.7%	(0.2 p.p.)
Profit before income taxes	387.8	28.0%	454.0	40.5%	(14.6%)	(12.4 p.p.)
Income tax and social contribution	(105.5)	(7.6%)	(105.1)	(9.4%)	0.4%	1.7 p.p.
Net income for the period	282.2	20.4%	348.9	31.1%	(19.1%)	(10.7 p.p.)

Adjusted Net Income	312.6	22.6%	380.3	33.9%	(17.8%)	(11.3 p.p.)

Total Revenue and Income

Total Revenue and Income was R$667.4 million in the second quarter of 2020, an increase of 13.8% from R$586.2 million in the second quarter of 2019. Total Revenue and Income growth was driven primarily by the 27.9% increase in TPV, partially offset by the 18 bps lower take rate year over year.

Excluding Other Financial Income, which is mainly comprised of interest on cash, our Total Revenue and Income grew 15.5% to R$634.5 million in the second quarter of 2020.

We estimate that our COVID-19-related client incentives impacted our Total Revenue and Income in the quarter by a total of R$13.3 million.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$227.5 million in the second quarter of 2020, an increase of 28.3%, compared with the second quarter of 2019. This increase was mostly due to the R$8.3 billion growth in TPV year over year.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$80.4 million in the second quarter of 2020, 7.8% above the second quarter of 2019. This increase was primarily due to the higher number of SMB Active Clients, partially offset by lower average subscription per client, which is mainly a result of additional new-client subscription incentives, including R$7.9 million of COVID-19-related incentives given in the quarter to the most harshly impacted sectors.

Financial Income

Financial Income was R$326.6 million in the second quarter of 2020, an increase of 9.9% year over year, primarily due to the 27.9% growth in TPV year over year combined with the evolution of our credit offering. These effects were partially compensated by (i) lower mix of credit over debit and (ii) lower prepayment prices, with R$5.5 million in COVID-19 related incentives given by the Company to help our clients go through this uncertain scenario.

Revenue from our credit solution is accounted for at fair value and factors in expected delinquency rates.

Other Financial Income

Other Financial Income was R$32.9 million in the second quarter of 2020, a decrease of 11.4% compared to the second quarter of 2019. This decrease was mainly due to the lower base rate, which resulted in lower yields on the Company's cash balance and short-term investments.

Costs and Expenses

In the second quarter of 2020, despite the COVID-19 pandemic, we continued to invest in the technology of our ecosystem and in the growth of our new solutions, including banking, software, credit and TON, as well as to help our clients navigate through this crisis and go online.

Chart 13: Operating Leverage8

Overall, Operating Costs and Expenses as a percentage of Total Revenue and Income increased by 15.2 percentage points year over year and 13.6 percentage points on a sequential basis to 60.4%. This higher level of total costs and expenses is mostly explained by (i) some one-off items amounting to R$29.1 million in the quarter as detailed below, as well as (ii) higher investments in our new solutions, including marketing expenses for our Compre Local campaign, (iii) operating deleverage due to lower revenues because of the COVID-19 pandemic and (iv) other effects, including extra facilities expenses related to the return of workspaces and third-party services expenses, among other.

We expect significant improvement in our operating leverage through the rest of the year.

Chart 14: Total Costs and Expenses as a Percentage
of Total Revenue and Income Bridge

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8 Includes Cost of Services, Administrative Expenses and Selling Expenses as a percentage of Total Revenue and Income. Quarterly unaudited data.

9 Investments in TON, banking and software solutions, including marketing expenses for our Compre Local campaign

10 R$15.2mm in severance costs related to team resizing in May-20

11 R$14.0mm one-time fine from a card scheme related to the non-usage of a specific product called 3Ds, which we are still discussing

12 Includes extra facilities expenses related to the return of workspaces and third-party services expenses, among others.

The one-off items impacting our second quarter 2020 results are as follow:

(i) severance costs related to the reduction of our workforce in May amounting to R$15.2 million;

(ii) one-time fine from a card scheme in the amount of R$14.0 million related to the non-usage of a specific product called 3DS;

We do not expect the items above to repeat over the next quarters. We will, however, continue to invest in our business and new solutions going forward. Also, as we currently see an economic recovery faster than we expected at the time, we are already hiring people back to our Company.

Costs and Expenses

Cost of Services

Cost of Services were R$198.7 million or 29.8% of Total Revenue and Income in the second quarter of 2020, an increase of 12.6 percentage points over the second quarter of 2019. This increase was mainly due to (i) higher investments in new solutions and technology, (ii) higher personnel expenses related to severance costs from the reduction of our workforce in May and variable compensation, (iii) one-time fine from a card scheme in the amount of R$14.0 million related to the non-usage of a specific product called 3DS, (iv) higher depreciation and amortization and (v) higher provisions and losses.

Compared with the first quarter of 2020, Cost of Services increased as a percentage of Total Revenue and Income to 29.8% from 20.9%, mainly due to items (i), (ii), (iii) and (v) above.

Administrative Expenses

Administrative Expenses were R$89.9 million, or 13.5% of Total Revenue and Income, broadly in line with the prior year-period, despite severance costs related to the reduction of our workforce in May.

Compared with the first quarter of 2020, Administrative Expenses increased from 10.3% of Total Revenue and Income to 13.5%, mainly due to (i) higher Personnel Expenses, which was mostly related to severance costs from the reduction in our workforce in May as well as variable compensation, (ii) higher third party services expenses and (iii) expenses from new solutions, mainly new investees in software.

Selling Expenses

Selling Expenses were R$114.7 million in the quarter, an increase of 31.4% versus the second quarter of 2019, mostly due to (i) marketing expenses related to the Compre Local campaign, (ii) investments in new solutions, mainly marketing from TON as we resume investments and (iii) severance costs related to the reduction of our workforce in May, which were partially offset by higher efficiency reflecting benefits from the resizing executed in May.

Compared with the first quarter of 2020, Selling Expenses as a percentage of revenues increased by 1.6 percentage points, explained by the same factors from the year over year comparison above.

Financial Expenses, Net

Financial Expenses, Net were R$62.6 million, a decrease of 20.5%, compared with the second quarter of 2019, mainly due to the lower CDI rate, which more than compensated the higher volumes in the quarter.

Compared to the previous quarter, Financial Expenses, net as a percentage of Total Revenue and Income decreased from 20.7% to 9.4%. This reduction is mainly explained by (i) the negative effect related to the COVID-19 in the first quarter of 2020 when we took measures prioritizing short-term liquidity, (ii) lower CDI rates and (iii) a higher proportion of own capital to fund prepayment and credit operations.

Costs and Expenses

Other Operating Expenses, Net

Other Operating Expenses, Net were R$40.1 million in the second quarter of 2020, 24.0% higher than in the second quarter of 2019. This higher figure is mainly related to (i) higher share-based compensation expenses, mostly related to the tax and social charges provisions in relation to the STNE stock appreciation in the quarter and (ii) R$5.0 million in donation to a COVID-19 campaign hospital.

Compared to the first quarter of 2020, Other Operating Expenses, net was R$36.6 million higher, explained by items (i) and (ii) above, as well as by the reversion of tax and social charges provisions in the first quarter of 2020, related to the STNE stock depreciation in the period.

Profit Before Income Taxes

Profit Before Income Taxes was R$159.8 million, or a 23.6% decrease year over year, with a pre-tax margin of 24.0% compared with 35.7% in the second quarter of 2019. This reduction is mainly related to (i) COVID-19 effects, which consist of client incentives, construction of a temporary hospital and severance costs related to the reduction of our workforce in 1,300 employees in May, (ii) one-off expenses outlined in the beginning of the "Costs and Expenses" section above ; (iii) continued strong investment in new solutions, including TON, banking, credit and software, as well as investment in technology and (iv) higher share-based expenses. These effects were partially offset by lower financial expenses.

Adjusted pre-tax margin was 29.9%, higher than management's perspective given at the last earnings result of between 20.0% and 24.0%, as the economic recovery from the COVID-19 pandemic is trending better than anticipated.

Income Tax and Social Contribution

During the second quarter of 2020, the Company incurred R$36.2 million in Income Tax and Social Contribution expenses, or a 22.7% effective tax rate, compared with a 17.8% tax rate in the second quarter of 2019.

Net Income and EPS

Adjusted Net Income was R$150.3 million in the second quarter of 2020, with a margin of 22.5%, compared with R$194.0 million and a margin of 33.1% in the second quarter of 2019. The main factors that contributed to the 22.5% decrease in Adjusted Net Income were the factors (i), (ii) and (iii) mentioned above for Profit Before Income Taxes, which were partially offset by lower Financial Expenses, Net as a percentage of Total Revenue and Income.

Adjusted Net Margin for the second quarter of 2020 was in line with the first quarter of 2020.

Net Income was R$123.6 million in the second quarter of 2020, compared with Net Income of R$171.9 million in the second quarter of 2019. Net Margin decreased by 10.8 percentage points to 18.5% year over year in the second quarter of 2020. This reduction is mainly explained by the same factors mentioned above for the variation in Profit Before Income Taxes.

Adjusted diluted EPS for the Company was R$0.54 per share in the second quarter of 2020, 21.0% lower than in the second quarter of 2019, mostly explained by the 22.5% lower Adjusted Net Income, partially compensated by a slightly lower diluted number of shares. GAAP basic EPS was R$0.46 per share, a decrease of 26.4% year over year, mostly explained by the 28.1% lower GAAP Net Income in the period.

Table 5: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	2Q20	% Rev.	2Q19	% Rev.	Δ %	Δ p.p.
Net income for the period	123.6	18.5%	171.9	29.3%	(28.1%)	(10.8 p.p.)
Share-based compensation expenses (a)	37.8	5.7%	28.4	4.8%	33.4%	0.8 p.p.
Amortization of fair value adjustment (b)	3.4	0.5%	4.3	0.7%	(19.6%)	(0.2 p.p.)
Gain on previously held interest in associate (c)	(3.0)	(0.4%)	0.0	0.0%	n.a.	(0.4 p.p.)
Other expenses (d)	1.7	0.3%	0.0	0.0%	n.a.	0.3 p.p.
Tax effect on adjustments	(13.3)	(2.0%)	(10.5)	(1.8%)	26.5%	(0.2 p.p.)
Adjusted net income	150.3	22.5%	194.0	33.1%	(22.5%)	(10.6 p.p.)

GAAP basic EPS (e)	0.46	n.a.	0.62	n.a.	(26.4%)	n.a.
Adjusted diluted EPS (f)	0.54	n.a.	0.69	n.a.	(21.0%)	n.a.
Basic Number of shares	277.4	n.a.	277.4	n.a.	0.0%	n.a.
Diluted Number of shares	282.0	n.a.	282.4	n.a.	(0.1%)	n.a.

Table 6: Adjusted Net Income Reconciliation (Accumulated)

Net Income Bridge (R$mm)	1H20	% Rev.	1H19	% Rev.	Δ %	Δ p.p.
Net income for the period	282.2	20.4%	348.9	31.1%	(19.1%)	(10.7 p.p.)
Share-based compensation expenses (a)	39.9	2.9%	38.5	3.4%	3.7%	(0.5 p.p.)
Amortization of fair value adjustment (b)	6.9	0.5%	8.1	0.7%	(14.7%)	(0.2 p.p.)
Gain on previously held interest in associate (c)	(3.0)	(0.2%)	0.0	0.0%	n.a.	(0.2 p.p.)
Other expenses (d)	1.7	0.1%	0.0	0.0%	n.a.	0.1 p.p.
Tax effect on adjustments	(15.1)	(1.1%)	(15.2)	(1.4%)	(0.1%)	0.3 p.p.
Adjusted net income	312.6	22.6%	380.3	33.9%	(17.8%)	(11.3 p.p.)

GAAP basic EPS (e)	1.03	n.a.	1.26	n.a.	(18.3%)	n.a.
Adjusted diluted EPS (f)	1.12	n.a.	1.35	n.a.	(16.9%)	n.a.
Basic Number of shares	277.4	n.a.	277.3	n.a.	0.1%	n.a.
Diluted Number of shares	281.9	n.a.	282.4	n.a.	(0.2%)	n.a.

(a) Consists of expenses related to the vesting of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked to fair value upon the date control was acquired.

(d) Consists of the fair value adjustment related to associates call option.

(e) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 17 of our Unaudited Interim Condensed Consolidated Financial Statements, June 30th, 2020.

(f) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares. Adjustments consider share-based compensation expenses and amortization of fair value adjustments, in line with previous disclosures.

Cash Flow

Cash Flow

Because of the nature of the prepayment and credit businesses of the Company, the dynamics of the sale of receivables in Brazil, Stone management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities, both non-IFRS metrics. These metrics consist of transferring the following four working capital items13 from our operating cash flow to our financing cash flow: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers; (iii) Interest Income Received, Net of Costs14, which is shown separately in our Cash Flow Statement but is directly linked to the funding of our prepayment operation and (iv) Loans Held for Sale related to our credit operation (see Appendix "Notes on Cash Flows" for further details).

The table below is a summarized version of our Statement of Cash Flows and Adjusted Free Cash Flow (a non-IFRS metric), along with a reconciliation of these metrics with our managerial (non-IFRS) view of them, as well as reconciliation of Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities to Net Cash Provided by/ (Used in) Operating Activities and Net Cash Provided by/ (Used in) Financing Activities.

Table 7: Summarized Statement of Cash Flows and Free Cash Flow

Summarized Statement of Cash Flows (R$mm)	2Q20			2Q19
	IFRS	(+) Adjustments	Managerial (Non-IFRS)	IFRS	(+) Adjustments	Managerial (Non-IFRS)
Net Income	123.6		123.6	171.9		171.9
(+) Adjustments to Net Income	137.0		137.0	111.0		111.0
(+) Working capital adjustments	860.7	(868.6)	(7.9)	(2,166.5)	2,043.3	(123.2)
(+) AR, AP, interest income received, net of costs (a)	1,067.1	(1,067.1)	0.0	(2,043.3)	2,043.3	0.0
(+) Changes in Loans Held for Sale	(198.5)	198.5	0.0	0.0	0.0	0.0
(+) Other working capital changes	(7.9)		(7.9)	(123.2)		(123.2)
(=) Cash provided by (used in) operating activities	1,121.3		252.7	(1,883.6)		159.6

(-) Capex (b)	(111.3)		(111.3)	(80.1)		(80.1)
(+) Other investing activities	1,553.9		1,553.9	(24.6)		(24.6)
(=) Cash provided by (used in) investing activities	1,442.6		1,442.6	(104.7)		(104.7)

(+) Debt/FIDC issuance (repayment)	(1,274.3)		(1,274.3)	2,063.4		2,063.4
(+) Working capital related to credit operation		(198.5)	(198.5)		0.0	0.0
(+) Working capital related to AR/AP		1,067.1	1,067.1		(2,043.3)	(2,043.3)
(+) Capital events (c)	(29.0)		(29.0)	(0.2)		(0.2)
(=) Cash provided by (used in) financing activities	(1,303.3)		(434.7)	2,063.2		19.9

(+) Effect of foreign exchange on cash and cash equivalents	(2.4)		(2.4)	(1.2)		(1.2)
(=) Change in cash and cash equivalents	1,258.2		1,258.2	73.7		73.7

Free Cash Flow (R$mm)	2Q20			2Q19
Cash provided by (used in) operating activities	1,121.3	(868.6)	252.7	(1,883.6)	2,043.3	159.6
(-) Capex (b)	(111.3)		(111.3)	(80.1)		(80.1)
Free Cash Flow	1,010.0		141.4	(1,963.7)		79.6

(a) Includes changes in accounts receivables from card issuers, accounts payable to clients and interest income received, net of costs ..

(b) Includes purchase of property and equipment, plus purchases and development of intangibles assets.

(c) Includes capital increase, repurchase of shares, acquisition of non-controlling interest and cash proceeds from non-controlling interest

____________________________

13 Each “Accounts Payable to Clients” recognized as a liability on our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. The Company receives payment from issuing banks first, and only then pays its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option to sell the receivables related to those payables from card issuers in order to meet such working capital requirements. The combined effect to the cash flow is a positive operational cash flow equivalent to net fees earned by providing such prepayment service. Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, Net Cash Provided by/ (Used in) Operating Activities may be affected, as discussed in “Note on the impact of different funding sources for prepayment in the financial statements” in the appendix. However, management does not view such decision as translating into higher or lower ability of our business to generate cash operationally. In addition to prepayment, the Company has started to offer credit solutions to clients. The Company intends to fund its credit operation primarily through third parties (i.e. FIDC and debt), as well as with some own cash. Given the operational nature of our credit business, as in the case of prepayment mentioned above, management does not view related funding decision as translating into higher or lower ability of our business to generate cash operationally.

14 Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less (ii) financial expenses related to the sale of receivables. The first item has direct influence on the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence on the amount of Accounts Receivables from Card Issuers on our balance sheet.

Cash Flow

Adjusted (non-IFRS) Free Cash Flow

The Company defines Adjusted Free Cash Flow15, a non-IFRS metric, as Adjusted net cash provided by (used in) operating activities (non-IFRS), less purchase of property and equipment and purchases and development of intangible assets ("Capex").

The Company reported Adjusted Free Cash Flow of R$141.4 million in the second quarter of 2020, or 77.7% higher than in the prior-year-period, when the Company reported R$79.6 million in Adjusted Free Cash Flow. The increase in Adjusted Free Cash Flow is explained by (i) R$115.3 million lower Net Cash Used in Operating Activities related to working capital and (ii) R$26.0 million higher Adjustments to Net Income mostly related to higher depreciation and amortization levels. These effects were partially compensated by (iii) R$48.3 million lower Net Income and (iv) R$31.3 million higher Capex. The Lower Net Cash Used in Operating Activities related to working capital is mostly due to (i) R$30.2 million lower Net Cash Used in Operating Activities from Recoverable Taxes; (ii) R$20.8 million higher Net Cash Provided by Operating Activities from Taxes Payable and (iii) R$20.8 million higher Net Cash Provided by Operating Activities from Other Liabilities.

Net Cash Provided by (Used in) Operating Activities

In the second quarter of 2020, Net Cash Provided by Operating Activities was R$1,121.3 million, R$3,004.9 million higher than the second quarter of 2019, when the Company reported Net Cash Used in Operating Activities of R$1,883.6 million. This positive variation is mainly explained by (i) R$1,856.9 million lower Net Cash Used in Operating Activities from Accounts Receivable from Card Issuers and (ii) R$1,255.1 million increase in Net Cash Provided by Operating Activities from Accounts Payable to Clients. These effects were partially offset by R$182.8 million higher Net Cash Used in Operating Activities from Trade Accounts Receivable and Other Assets, which includes R$198.5 million related to Loans Held for Sales from our credit operation.

Adjusting for the effects on table 7 above, our Adjusted (non-IFRS) Net Cash Provided by Operating Activities16 was R$252.7 million, compared with R$159.6 million in Adjusted Net Cash Provided by Operating Activities in the second quarter of 2019. The R$93.1 million higher Adjusted Net Cash Provided by Operating Activities is explained by items (i), (ii) and (iii) from the " Adjusted (non-IFRS) Free Cash Flow" section above.

Net Cash Provided by Investing Activities

Net Cash Provided by Investing Activities was R$1,442.6 million for the second quarter of 2020, R$1,547.3 million higher compared with the second quarter of 2019, when the Company reported R$104.7 million of Net Cash Used in Investing Activities. The higher Net Cash Provided by Investing Activities for the second quarter of 2020 was primarily driven by R$1,638.1 million higher Net Cash Provided by Investing Activities from Proceeds from Short-Term Investments, net compared with the second quarter of 2019, partially offset by higher Net Cash Used in Investing Activities from Purchase of Property and Equipment and Purchases and Development of Intangible Assets ("Capex"), which were R$111.3 million in the second quarter of 2020, compared with R$80.1 million in the second quarter of 2019.

____________________________

15 Adjusted Free Cash Flow is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

16 Adjusted Net Cash Provided by (Used in) Operating Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

Cash Flow

Net Cash Used in Financing Activities

Net Cash Used in Financing Activities was R$1,303.3 million for the second quarter of 2020, compared with Net Cash Provided by Financing Activities of R$2,063.2 million for the second quarter of 2019. Net Cash Used in Financing Activities for the second quarter of 2020 was R$3,366.5 million higher mainly driven by (i) Payment of Borrowings and Amortization of FIDCs in the total amount of R$1,833.7 million, compared with R$1.2 million for the second quarter of 2019, and (ii) Proceeds from Borrowings and FIDCs of R$567.7 million in the second quarter of 2020, compared to R$2,070.0 million in the second quarter of 2019. Payment of Borrowings in the second quarter of 2020 was mainly related to (i) the amortization of the remaining outstanding amount of FIDC AR I and the start of the amortization of series I and II from FIDC AR II, (ii) repayment of one bilateral loan in the amount of USD100 million and (iii) amortization of CCB ("Cédula de Crédito Bancário") contracts in the principal amount of R$710 million. These payments were partially offset by Proceeds from Borrowings in the amount of R$550 million from a CCB contract.

Net Cash Used in Financing Activities was also affected by the repurchase of shares of R$28.8 million in the quarter.

Adjusting for the effects on table 7 above, our Adjusted (non-IFRS) Net Cash Used in Financing Activities17 was R$434.7 million in the second quarter of 2020, compared with Adjusted (non-IFRS) Net Cash Provided by Financing Activities of R$19.9 million in the second quarter of 2019, a difference of R$454.6 million. This difference is related to (i) R$3,337.7 million higher Payment of Borrowings (net of issuance), mostly from FIDC and CCB contracts amortization and the repayment of a USD100 bilateral agreement, as well as (ii) R$198.5 million from credit given to our clients and (iii) R$28.8 million in repurchase of shares, partially compensated by (iv) R$3,110.3 million of positive working capital contribution compared with the second quarter of 2019.

__________________________

17 Adjusted Net Cash Provided by (Used in) Financing Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash, a non-IFRS metric. It consists of the items detailed in the Table 6 below:

Table 8: Adjusted Net Cash

Adjusted Net Cash (R$mm)	2Q20	4Q19
Cash and cash equivalents	2,776.8	968.3
Short-term investments	788.7	2,937.0
Accounts receivable from card issuers	12,921.0	14,066.8
Loans held for sale	506.9	124.7
Derivative financial instrument (b)	2.4	12.3
Adjusted Cash	16,995.7	18,109.2

Accounts payable to clients	(6,940.2)	(6,500.1)
Loans and financing (a)	(2,297.7)	(2,912.0)
Obligations to FIDC quota holders	(2,587.0)	(3,710.9)
Derivative financial instrument (b)	(16.5)	(1.4)
Adjusted Debt	(11,841.5)	(13,124.4)

Adjusted Net Cash	5,154.2	4,984.8

(a)  Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)  Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars

Accounts Receivable from Card Issuers and Loans Held for Sale are accounted for at their fair value in our balance sheet.

As of June 30, 2020, the Company´s Adjusted Net Cash position was R$5,154.2 million compared with R$4,984.8 million on December 31, 2019, an increase of R$169.3 million.

This increase can be explained by the following factors:

•	Cash and Cash Equivalents plus Short-term Investments decreased by R$339.9 million, from R$3,905.4 million on December 31, 2019 to R$3,565.5 million on June 30, 2020;

•	Loans and financing plus Obligations to FIDC quota holders decreased R$1,738.2 million from R$6,622.9 million on December 31, 2019 to R$4,884.7 million on June 30, 2020 as the company was able to partially amortize its FIDC and debt obligations;

•	This amortization was mostly funded with higher sale of receivables, which can be seen by the fact that Accounts Receivable from Card Issuers, net of Accounts Payable to Clients decreased R$1,586.0 million, from R$7,566.7 million on December 13, 2019 to R$5,980.7 million on June 30, 2020.

•	The Company invested R$382.3 million in its Loans Held for Sale, going from R$124.7 million on December 31, 2019 to R$506.9 million on June 30, 2020. As soon as the market conditions improve, the Company expects to fund its Credit business with third-party funding.

•	Finally, derivative financial instruments net position decreased from R$11.0 million on December 31, 2019 to a negative position of R$14.2 million on June 30, 2020.

Combined, these factors generated R$1,282.8 million lower Adjusted Debt, mostly offset by the R$1,113.5 million lower Adjusted Cash, which explains the improvement in Adjusted Net Cash of R$169.3 million.

Other Information

Conference Call

Stone will discuss its second quarter financial results during a teleconference tomorrow, August 12, 2020, at 7:00 AM ET / 8:00 AM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Other Information

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors. In particular, due to the high level of uncertainty with respect to the duration and scope of the COVID-19 crisis, the quantification of impacts on our financial and operating results cannot be reasonably estimated at this time.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Net Cash Provided by (Used in) Financing Activities, Free Cash Flow and Adjusted Free Cash Flow, Adjusted Net Cash / (Debt) and Adjusted Pre-Tax Margin.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an addition view of cash flow from operations without the effect of funding decisions related to our financial solutions, that include prepayment business and credit solutions. Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, Loans Held for Sale and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment and credit operations.

 Guidance for third quarter 2020, where adjusted, is provided on a non-IFRS basis. Stone cannot reconcile its expected Adjusted Pre-Tax Margin, calculated as profit before income taxes excluding share-based compensation expenses, amortization of fair value adjustments and other expenses divided by total revenue and income, to expected profit before income taxes under “Management Perspective given for the Second Quarter 2020 and expectations for the Third Quarter 2020” without unreasonable effort because certain items that impact profit before income taxes and other reconciling metrics are out of Stone's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s IFRS financial results.

Unaudited Consolidated Statement of Profit or Loss

Table 9: Unaudited Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	2Q20	2Q19	1H20	1H19
Net revenue from transaction activities and other services	227.5	177.3	454.8	346.0
Net revenue from subscription services and equipment rental	80.4	74.6	173.6	145.8
Financial income	326.6	297.2	685.9	548.6
Other financial income	32.9	37.1	69.9	81.5
Total revenue and income	667.4	586.2	1,384.1	1,122.0
Cost of services	(198.7)	(100.8)	(348.7)	(186.2)
Administrative expenses	(89.9)	(77.4)	(163.9)	(142.1)
Selling expenses	(114.7)	(87.3)	(226.5)	(150.0)
Financial expenses, net	(62.6)	(78.8)	(211.0)	(145.4)
Other operating expenses, net	(40.1)	(32.3)	(43.6)	(43.8)
Loss on investment in associates	(1.5)	(0.5)	(2.8)	(0.5)
Profit before income taxes	159.8	209.1	387.8	454.0
Income tax and social contribution	(36.2)	(37.3)	(105.5)	(105.1)
Net income for the period	123.6	171.9	282.2	348.9

Unaudited Consolidated Statement of Profit or Loss

Table 10: Unaudited Consolidated Balance Sheet Statement

Balance Sheet (R$mm)	31-Jun-20	31-Dec-19
Assets
Current assets	17,699.3	18,404.9
Cash and cash equivalents	2,776.8	968.3
Short-term investments	788.7	2,937.0
Accounts receivable from card issuers	12,921.0	14,066.8
Trade accounts receivable	662.2	249.4
Recoverable taxes	127.5	50.4
Prepaid expenses	119.9	12.5
Derivative financial instruments	2.4	14.1
Other assets	301.0	106.3

Non-current assets	1,560.9	1,200.9
Receivables from related parties	7.7	12.8
Deferred income tax assets	155.9	192.8
Other assets	81.3	44.7
Investment in associate	20.1	28.2
Property and equipment	601.3	548.6
Intangible assets	694.6	373.7

Total Assets	19,260.2	19,605.7

Liabilities and equity
Current liabilities	11,286.4	11,872.5
Accounts payable to clients	6,940.2	6,500.1
Trade accounts payable	125.0	97.8
Loans and financing	1,193.7	2,947.8
Obligations to FIDC quota holders	2,587.0	2,090.9
Labor and social security liabilities	126.7	109.0
Taxes payable	80.6	44.9
Derivative financial instruments	16.5	1.4
Other accounts payable	216.6	80.6

Non-current liabilities	1,494.0	1,760.2
Loans and financing	1,233.6	87.5
Obligations to FIDC quota holders	0.0	1,620.0
Deferred income tax liabilities	20.4	10.7
Provision for contingencies	9.7	9.6
Labor and social security liabilities	26.1	27.4
Other accounts payable	204.3	5.1

Total liabilities	12,780.4	13,632.7

Equity attributable to owners of the parent	6,386.6	5,972.4
Issued capital	0.1	0.1
Capital reserve	5,623.7	5,443.8
Treasury shares	(76.4)	(0.1)
Other comprehensive income	(47.1)	(72.3)
Retained earnings	886.4	601.0

Non-controlling interests	93.2	0.6

Total equity	6,479.8	5,973.0

Total liabilities and equity	19,260.2	19,605.7

Unaudited Consolidated Statement of Cash Flows

Table 11: Unaudited Consolidated Statement of Cash Flows

Cash Flow (R$mm)	2Q20	2Q19	1H20	1H19
Net income for the period	123.6	171.9	282.2	348.9

Adjustments on Net Income:
Depreciation and amortization	63.2	34.1	123.4	63.8
Deferred income tax and social contribution	43.4	35.7	35.2	30.4
Loss on investment in associates	1.5	0.5	2.8	0.5
Other financial costs and foreign exchange, net	55.1	28.9	56.7	27.3
Provision for contingencies	0.7	0.9	1.7	1.7
Share based payments expense	0.6	8.9	7.7	17.0
Allowance for expected credit losses	11.3	15.7	21.0	20.2
Loss on disposal of property, equipment and intangible assets	2.5	1.5	14.3	2.9
Fair value adjustments in financial instruments at FVPL	(12.5)	0.0	(5.1)	0.0
Fair value adjustment in derivatives	(26.0)	(15.2)	20.7	(7.6)
Remeasurement of previously held interest in subsidiary acquired	(3.0)	0.0	(3.0)	0.0

Working capital adjustments:
Accounts receivable from card issuers	(271.2)	(2,128.2)	1,263.5	(3,302.8)
Receivables from related parties	15.1	1.0	7.7	3.0
Recoverable taxes	(26.7)	(56.9)	(75.1)	(59.4)
Prepaid expenses	(1.1)	6.0	(107.4)	(7.6)
Trade accounts receivable and other assets	(216.0)	(33.3)	(509.4)	(40.1)
Accounts payable to clients	1,026.7	(228.4)	(301.1)	241.4
Taxes payable	96.9	76.1	173.6	127.7
Labor and social security liabilities	5.2	(12.6)	14.2	8.3
Provision for contingencies	(0.2)	0.1	(1.6)	0.1
Other liabilities	24.6	3.9	13.4	(22.6)
Interest paid	(55.0)	(66.1)	(110.3)	(86.6)
Interest income received, net of costs	311.5	313.2	661.1	547.9
Income tax paid	(49.3)	(41.4)	(102.5)	(92.9)

Net cash provided by (used in) operating activity	1,121.3	(1,883.6)	1,483.8	(2,178.5)

Investing activities
Purchases of property and equipment	(90.8)	(62.4)	(181.0)	(117.0)
Purchases and development of intangible assets	(20.5)	(17.7)	(42.5)	(29.7)
Acquisition of subsidiary, net of cash acquired	(57.4)	0.0	(57.4)	0.0
Proceeds from (acquisition of) short term investments, net	1,619.3	(18.8)	2,220.5	138.4
Proceeds from the disposal of non-current assets	4.8	0.6	4.8	0.9
Acquisition of interest in associates	(12.9)	(6.5)	(7.5)	(7.0)

Net cash provided by (used in) investing activities	1,442.6	(104.7)	1,937.1	(14.4)

Financing activities
Proceeds from borrowings	567.7	450.0	3,456.8	450.0
Payment of borrowings	(1,217.1)	(1.2)	(4,087.1)	(1.4)
Amortization to FIDC quota holders	(616.6)	0.0	(1,116.6)	0.0
Proceeds from FIDC quota holders	0.0	1,620.0	0.0	1,620.0
Payment of leases	(8.3)	(5.4)	(14.5)	(11.4)
Repurchase of shares	(28.8)	0.0	(76.3)	0.0
Acquisition of non-controlling interests	(0.3)	(0.2)	(0.5)	(0.5)
Cash proceeds from non-controlling interest and gain on dilution	0.0	0.0	230.5	0.0

Net cash provided by (used in) financing activities	(1,303.3)	2,063.2	(1,607.7)	2,056.8

Effect of foreign exchange on cash and cash equivalents	(2.4)	(1.2)	(4.7)	(1.2)

Change in cash and cash equivalents	1,258.2	73.7	1,808.4	(137.3)

Cash and cash equivalents at beginning of period	1,518.6	87.0	968.3	297.9
Cash and cash equivalents at end of period	2,776.8	160.6	2,776.8	160.6

Appendix - Notes on Cash Flows

Note on the impact of different funding sources for prepayment in the financial statements

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it reduces accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company predominantly uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior and/or mezzanine quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) its own capital from capital contributions or cash flows from operations. These funding options lead to different effects on the Company’s statements of balance sheet and cash flows:

1	Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

2	Issuance of FIDC[14] senior and/or mezzanine quotas: when the Company launches a new FIDC in order to raise capital, the amount raised from senior and/or mezzanine quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a liability to senior and/or mezzanine quota holders. The Company then transfers its receivables from card issuers in its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. This set of transactions generates a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior and/or mezzanine quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.

3	Debentures and private loans: when the Company issues a debenture or takes a private loan, the effect on the Company’s statements of balance sheet and cash flows is similar to the issuance of FIDC senior and/or mezzanine quotas.

4	Deployment of the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

_____________________________

14 Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) is an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables

Note on the impact of different funding sources for our credit solution in the financial statements

Besides the prepayment operation, the Company has recently started to offer credit solutions to clients, which also require funding. In addition to the sale of receivables, debentures and private loans mentioned above, the Company has the following main funding alternatives for the credit business:

1	Bilateral agreements with third-party financial institutions: the company may enter into agreement with third-party financial institutions, so that such institutions are the lenders of record for Stone´s clients. In such case, the third-party financial institution would bear the funding need and the credit risk of the transaction and the Company would recognize a fee for rendering services related to the transaction. This was the alternative the Company opted for its initial pilot phase of the credit solution, which has a positive effect in cash flow from operations.

2	Issuance of Credit FIDC senior and/or mezzanine quotas: in that case, the company raises funds in the capital markets and issues senior and/or mezzanine quotas to investors, while keeping a very small amount of own cash invested in subordinated quotas. Besides providing most of the funding needed for the credit offering, this alternative also reduces the Company´s overall exposure to credit risk. The impact in our consolidated statement of cash flows has similar logic as the issuance of FIDC senior and/or mezzanine quotas mentioned in the section “Note on the impact of different funding sources for prepayment in the financial statements” above.

3	Deployment of the Company’s capital: if the Company uses its own capital to fund its credit operations, it decreases its cash balance and recognizes loan assets in its balance sheet. If the Company increases the amount of such loan assets, this has a negative impact in our Net Cash provided by/(used in) Operating Activities.

4	Sale of loan assets: the true sale of loan assets results in its derecognition from our balance sheet, impacting positively our Net Cash provided by/(used in) Operating Activities.

As of June 30, 2020, the credit portfolio outstanding to Stone´s clients was R$491.1 million. The Company funded R$26.9 million from a third-party financial institution through the funding model explained in the topic (1) above and R$464.3 million is funded by the Company’s own capital through an investment in a FIDC and this amount is recognized in Loans Held for Sale in the Company´s balance sheet. The Company, however, intends to scale its credit operation mainly through third-party funding, especially alternative (2) mentioned above.

Loan assets held in the Company´s balance sheet are accounted for at their fair value, which factors in market discount rates and expected delinquency, thus representing the value that the Company would most probably be able to sell such assets.